

**DIVISION OF
CORPORATION FINANCE**

**UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549**

Mail Stop 3720

May 7, 2009

Mr. Thomas J. Irvine
Chief Executive Officer
AirtimeDSL
102 NE 2nd Street #400
Boca Raton, Florida 33432

> **Re:**   **AirtimeDSL**
> **Preliminary Information Statement on Schedule 14C**
> **Filed April 23, 2009**
> **File No. 000-52877**

Dear Mr. Irvine:

    We have completed our review of your preliminary proxy statement and have no further comments at this time.

                    Sincerely,

                    Celeste Murphy
                    Legal Branch Chief